TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite 400 Calgary, Alberta T2S 0B1 Canada ph 403-770-1934 fx 403-770-1935

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated February 28, 2006, for the period ended December 31, 2005 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

TAG Oil Ltd. is a Canadian oil and gas exploration company with operations in the Taranaki and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in eight petroleum exploration permits, including four 100% held interests, in the commercially proven Taranaki Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 49,176 net acres. The Company’s three interests in the Canterbury Basin cover 1.47 million net acres in the non-commercialized, but proven prospective for oil and gas discovery.

Petroleum Property Activities and Capital Expenditures for the quarter ended December 31, 2005

During the quarter ended December 31, 2005 the Company incurred $1,184,853 worth of expenditures on its oil and gas exploration properties. This compares to $382,083 of expenditures during the same quarter last year. For the nine month period to December 31, 2005 the Company incurred a total of $2,552,441 of oil and gas expenditures versus $687,601 last year. The Company also spent $562,027 on drilling and casing inventory in the third quarter of the 2006 fiscal year in prepartation for future drilling operations. The primary capital expenditures during the quarter were as follows:

PEP 38741 (20%): $8,926 of expenditures were made during the quarter (9 months: $575,717) relating to the costs of drilling, completing and testing the Supplejack-1 well on this permit. Supplejack-1 encountered two potential hydocarbon zones and, to date, the lower gas zone has been tested and flowed at a maximum rate of 640,000 cubic feet per day with the joint venture incorporating the short-term flow testing results into the Kaimata 3-D data to consider its options to maximize the development potential of this discovery. The joint venture is also coordinating the production testing options for the shallower gas zone.

PEP 38745 (33.33%): $352,420 of expenditures were made during the quarter (9 months: $564,334) relating to the drilling of the Richmond-1 well. This well was drilled in October and although the main objective sandstones were encountered and a number of thick reservoir sands were penetrated, electrical logs indicated the reservoir was not likely to produce commercial quantities of hydrocarbons and the well was plugged and abandonded.

PEP 38751 (33.33%): $375,235 of expenditures have been incurred this quarter (9 months: $492,314) relating to the drilling of the Konini-1 well in November of 2005. Konini-1 reached the target sandstones and after evaluating the well data the well was plugged and abandoned.

PEP 38256 (53.84%): $14,399 of expenditures have been incurred this quarter (9 months: $256,227) relating to a 30 kilometer 2-D seismic program recently completed that identified a closure over the Company’s Salmon prospect. This seismic information is being incorporated with other permit data in order to determine an optimal drilling location.

PEP 38757 (100%): $107,147 of expenditures have been incurred this quarter (9 months: $221,133) relating mainly to the preparation costs of drilling the Arakamu-1 well. Arakamu-1 was drilled in January 2006 and encountered good quality oil and gas shows but did not find significant reservoir zones so the well was plugged and abandoned.

PEP 38758 (100%): $300,600 of expenditures have been incurred this quarter (9 months: $335,282) relating to the Company’s 35 kilometer 2-D seismic program. This program was completed in January 2006 and the data is currently being processed. Initial interpretations indicate that the data is of excellent quality and the Company expects detailed seismic interpretations to be available in April 2006.

The Company has the following commitments for Capital Expenditure at December 31, 2005:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	8,335,000	8,335,000	-
Total Contractual Obligations (2)	8,335,000	8,335,000	-

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $8,335,000 include certain exploration activities that exceed the required exploration work required under the permit terms to maintain the permits in good standing and are subject to change as exploration work is completed and results are received. The material commitment amounts include:

PEP 38258 (25%): $150,000 is currently commited to the acquisition of 400 kilometer’s of marine 2-D seismic on this permit. Seismic acquisition is expected to take place in the fourth quarter of the 2006 fiscal year.

PEP 38260 (100%): $2,050,000 is currently commited to this permit over the next twelve months. $650,000 is committed to pay for 100% of the costs of the acquisition of 22 kilometer’s of 2-D seismic over the Kate prospect located on this permit. This seismic program is underway at the date of this report and is expected to be completed in the fourth quarter of the 2006 fiscal year. The Company originally acquired 5 kilometers of seismic in the previous fiscal year and initial reconnaissance data has confirmed the existence of a larger rollover structure at depth in the Kate prospect. Following the completion and interpretation of the 2-D seismic the Company has committed $1,400,000 to the drilling of the Kate-1 well in October/November of 2006.

PEP 38741 (20%): $435,000 is currently committed to the drilling of a shallow well on this permit in July/August of 2006 as well as some minor costs associated with preparing to drill a deeper well targeting the Waitotiki prospect located on the permit later in 2006 or early 2007.

PEP 38765 (13.33%): $581,000 was committed to the drilling of SuppleJack South, SuppleJack South 1a and the sole-risk completion efforts on SuppleJack South 1a in the fourth quarter of the 2006 fiscal year. TAG completed a 1.5m, Mt Messenger sand under penalty provisions of the JVOA. The well flowed gas and water and is currently shut-in to allow down hole gauges to record pressure build-ups. It is planned that this well will contribute to the overall SuppleJack gas project.

PEP 38757 (100%): $2,700,000 is committed to exploration efforts consisting of the Arakamu-1 well that was drilled, plugged and abandoned in January 2006 and the anticipated drilling of a second commitment well on this permit in June/July 2006. The Company is currently re-evaluating the merits of the second well required to maintain the permit in good standing, in conjunction with the ongoing review of data related to Arakamu-1.

PEP 38758 (100%): $2,000,000 is committed to the exploration efforts on this permit consisting of approximately $600,000 relating to the balance of the costs of the Company’s 35 kilometer 2-D seismic program mentioned above and $1,400,000 relating to the drilling of a well based on the seismic results, in July/August 2006.

Acquisitions, affecting commitments for capital expenditures, subsequent to December 31, 2005:

Subsequent to December 31, 2005 the Company acquired interests in eight new oil and gas permits and increased its interest in three existing oil and gas permits. Commitments for capital expenditure relating to these acquisitions amount to $1,200,000 in acquisition costs and approximatley $1,100,000 in additional capital expenditures relating to permit obligations. Please refer to Note 6 of the the accompanying consolidated interim financial statements for additional information.

Results of Operations

A comparative summary of the Company’s G&A costs over the three and nine months periods ending December 31, 2005 is as follows:

	3 months ended December 31		9 months ended December 31
	2005	2004	2005	2004
Consulting fees	$ -	$ -	$ 15,554	$ -
Directors fees and wages	153,464	75,325	351,884	215,119
Filing, listing and transfer agent	23,318	10,503	95,068	40,647
Exploration and reports	3,049	17,856	3,693	17,856
Office and administration	34,256	24,987	100,712	48,485
Professional fees	44,876	13,418	90,814	33,295
Rent	5,927	10,212	27,019	27,851
Shareholder relations and
communications	14,780	11,820	72,735	65,933
Travel	122,600	11,192	203,581	53,830
	$ 402,270	$ 175,313	$ 961,060	$ 503,016

The Company incurred a net loss for the second quarter of the 2006 fiscal year of $355,017 compared to $231,345 for the second quarter of the 2005 fiscal year or $1,184,733 for the nine months ended December 31, 2005 compared to $647,507 for the same period last year.

The loss for the third quarter ended December 31, 2005 consisted substantially of general and administrative (“G&A”) costs of $402,270 versus G&A of $175,313 for the same period last year and stock option compensation of $91,500 (2005: Nil). The main components of the $226,957 increase in G&A costs were increases in; Directors fees, wages and benefits of $78,139, filing, listing and transfer agent fees of $12,815, professional fees consisting of audit, accounting and legal fees of $31,458, and travel costs of $111,408. Generally, these costs increased due to an increase in corporate activity relating to the Company’s exploration business. Please refer to Note 3 of the accompanying consolidated interim financial statements for information relating to stock option compensation.

Specifically, Directors fees, wages and benefits increased when compared to the same period last year as a result of the hiring of an officer of the Company, the Company’s policy to pay independent directors a monthly fee for their services as a director and bonuses paid to the Company’s executives at the end of the 2005 calendar year. Filing, listing and transfer agency fees increased as a result of the volume of press releases and regulatory filings during the quarter, and professional fees increased as a result of the Company’s increased exploration and financing efforts. Travel costs for the quarter increased as they include costs associated with the Company’s President relocating to New Zealand as well as travel costs related to the Company’s acquisition, exploration and financing efforts.

The loss for the nine months ended December 31, 2005 consisted substantially of foreign exchange losses of $230,571, G&A costs of $961,060 and stock option compensation of $123,829, versus a foreign exchange loss of $153,361, G&A of $503,016 and no stock option compensation for the same period last year. The reason for the $77,210 increase in foreign exchange losses was caused by a fluctuation (decrease) of the U.S. Dollar over the year to date and the fact that until recently the Company’s cash balances and financings have been in U.S. Dollars and stock option compensation information can be found in Note 3 of the accompanying consolidated financial statements. The main components of the G&A increase of $458,044 were an increase of $136,765 in directors and officers fees, an increase of filing, listing and transfer agent fees of $54,421, an increase of $52,227 in office and administration costs, $57,519 in professional fees and $149,751 in travel costs.

Specifically, directors and officers fees increased as explained above, filing listing and transfer agent fees increased as a result of the fees paid to list the Company on the TSX Venture Exchange, the final payment to the Company’s listing sponsor, fees related to certain financing activities of the period and increased press release and regulatory filings. Office and administration costs increased as a result of corporate activities related to acquisition, exploration and financing efforts. Professional fees increased as a result of legal fees relating to the completion of the TSX Venture Exchange listing as well as legal work invoiced after year end relating to the Company’s private placement financing completed in March of 2005. Travel costs increased as a direct result of the increased activity relating to the Company’s oil and gas acquisition and exploration efforts, inclusive of the relocation of the Company’s President.

In addition to the above, a number of other items have occurred over the nine months ending December 31, 2005 when compared with the same period last year. These items relate to the amortized cost of the Company’s directors and officers insurance of $20,156 and the Company also wrote-off an oil and gas property (PEP 38480) in the amount of $99,788. These costs were offset by a gain on sale of marketable securities of $39,912 and an increase in interest income for the period of $203,316. Interest income increased substantially during the third quarter of the 2006 fiscal year as a result of cash on hand resultant from the Company’s financing efforts.

Summary of Quarterly Results
	2006				2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$

Total
Revenue	-	-	-	-	-	-	-	-

General and
administrative	(402,270)	(284,300)	(274,490)	(326,217)	(175,313)	(211,095)	(116,608)	(165,622)

Foreign
Exchange	(5,562)	(292,895)	67,886	(59,228)	(56,994)	(21,467)	(74,900)	(15,815)

Stock option
compensation	(91,500)	(12,355)	(19,974)	(185,395)	-	-	-	-

Other	144,315	(38,330)	24,742	3,970	962	4,255	3,653	1,985

Net loss	(355,017)	(627,880)	(201,836)	(566,870)	(231,345)	(228,307)	(187,855)	(179,452)

Basic loss per
share	(0.01)	(0.02)	(0.01)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)

Liquidity and Capital Resources

The Company began the 2006 fiscal year with 26,026,081 common shares issued and outstanding. During the quarter ended December 31, 2005 warrants to acquire 9,066,500 shares of the Company were exercised at a price of US$0.60 per share for proceeds of US$5,439,900. In addition the Company completed a private placement financing consisting of 11,538,500 shares at a price of $1.30 for net proceeds of $13,975,502.

The Company ended the quarter with $21,925,886 (December 31, 2004: $752,485) in cash and cash equivalents and $22,856,040 (December 31, 2004: $833,173) in working capital. This compares to $6,368,935 in cash and cash equivalents and $6,010,158 in working capital for the year ended March 31, 2005.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company has no off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties Subsequent to December 31, 2005

Please refer to Note 6 of the accompnaying consolidated interim financial statements for further information.

Business Risks and Uncertainties

The business risks for the Company have not materially changed from the disclosure in the 2005 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
Taranaki, New Zealand	LEGAL COUNSEL
Lang Michener
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Surrey, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
CORPORATE OFFICE	100 University Avenue, 9th Floor
Suite 400, 534 17th Avenue	Toronto, Ontario
Calgary, Alberta	Canada M5J 2Y1
Canada T2S 0B1	Telephone: 1-800-564-6253
Telephone: 1-403-770-1934	Facsimilie: 1-604-661-9480
Facsimile: 1-403-770-1935

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
117 Powderham Street	The Annual General Meeting was held
P.O. Box 183	on September 9, 2005 at 10:00am at the
New Plymouth, New Zealand	offices of Lang Michener located at
Suite 1500, 1055 West Georgia Street
SUBSIDIARIES	Vancouver, B.C. V6Z 2S3
TAG Oil (NZ) Limited
TAG Oil (Canterbury) Limited	SHARE LISTING
TSX Venture Exchange
SHAREHOLDER RELATIONS	Trading Symbol: TAO
Telephone: 1-866-643-8145	OTC Bulletin Board
Email: ir@tagoil.com	Trading Symbol: TAGOF

SHARE CAPITAL	WEBSITE
At February 23, 2006, there were	www.tagoil.com
46,631,081 shares issued and outstanding.
Fully diluted: 48,598,576 shares